Exhibit A

Husky Appoints Chief Financial Officer

Calgary, Alberta (April 16, 2015) – Husky Energy announces the appointment of Jonathan McKenzie as Chief Financial Officer (CFO) effective April 27, 2015.

McKenzie has more than 20 years of professional experience, including about 15 years in the Canadian oil and gas industry. He most recently served as Chief Commercial Officer of Irving Oil Ltd., based in Saint John, New Brunswick. Prior to joining Irving in 2011 as Chief Financial Officer, he held senior executive roles at Calgary-based Suncor Energy and also worked with Crestar Energy.

He is a Chartered Accountant with Bachelor of Commerce and Bachelor of Arts degrees from the University of Alberta.

At Husky, McKenzie will be responsible for the Company’s Finance division, including controllers, corporate accounting, treasury, tax, planning and internal audit.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:
Investor Inquiries:	Media Inquiries:
Dan Cuthbertson	Mel Duvall
Manager, Investor Relations	Manager, Media & Issues
Husky Energy Inc.	Husky Energy Inc.
403-523-2395	403-513-7602